Exhibit 99.2

AMAYA 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Form of Proxy - Annual and Special Meeting of Shareholders of Amaya Inc. to be held on June 21, 2017 Fold Fold This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matter described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matter identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 9:00 a.m., Eastern Time, on June 19, 2017.VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone • Go to the following web site: • You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting www.investorcentre.com and clicking at the 1-866-732-VOTE (8683) Toll Free • Smartphone? bottom of the page. Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01BQPA

Appointment of Proxyholder I/We being holders(s) of Amaya Inc., hereby appoint Mr. Divyesh (Dave) or Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. As my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Amaya Inc. (“Amaya” or the “Corporation”) to be held at the Marriot Hotel, located at 1050 De La Gauchetière Street West Montrèal, Quèbec H3B 4C9, Canada on June 21, 2017 at 9:00 a.m. (Eastern Time), and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold For Withhold For Withold 01. Divuesh (Dave) Gadhia 02. Harlan Goodson 03. Alfred F. Hurley, Jr. 04. David Lazzarato 05. Peter E Murphy 06. Mary Turner Fold 2. Appointments of Auditors For Withhold Appointment of Deloitte LLP, London, England, United Kingdom as the auditor of Amaya, until the close of the next annual meeting of shareholders and to authorize the directors of Amaya to fix its remuneration. 3. Special Resolution to Continue the Corporation To consider and, if deemed advisable, adopting a special resolution, with or without variation, the full text of which is reproduced in Schedule “A” to the accompanying management circular (the “Information Circular”), approving the continuance of the Corporation from the Business Corporations Act (Québec) to the Business Corporations Act (Ontario) (the “Continuance”), and in particular, (i) approving and confirming the new general by-laws of the Corporation and repealing by-law No. 2014-1 of the Corporation and the general by-laws of the Corporation, (ii) approving the articles of continuance (the “Articles of Continuance”); and (iii) empowering the board of directors of the Corporation (the “Board”) to determine the size of the Board within the minimum and maximum number of directors provided for in the Articles of Continuance. For Against 4. Special Resolution to change the name of the Corporation To consider and, if deemed advisable, adopting a special resolution, with or without variation, the full text of which is reproduced in Schedule “B” to the Information Circular, authorizing the change of the name of the Corporation to “The Stars Group Inc.”, conditional upon the Continuance becoming effective. For Against For Against Fold. Authorized Signature(s) – This section must be completed for your instruction to be executed. Signature(s) Date I/We authorize you to act in accordance with my/our instructions to set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. DD/MM/YY Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.AGJQ 222055 AR1 01BQQC

AMAYA 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Form of Proxy - Annual and Special Meeting of Shareholders of Amaya Inc. to be held on June 21, 2017 Fold Fold This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matter described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matter identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 9:00 a.m., Eastern Time, on June 19, 2017.VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone • Go to the following web site: • You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting www.investorcentre.com and clicking at the 1-866-732-VOTE (8683) Toll Free • Smartphone? bottom of the page. Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01BQHA

Appointment of Proxyholder I/We being holder(s) of Amaya Inc., hereby appoint: Mr. Divyesh (Dave) Gadhia or Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. As my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Amaya Inc. (“Amaya” or the “Corporation”) to be held at the Marriot Hotel located at 1050 De La Gauchetière Street West Montrèal, Quèbec H3B 4C9, Canada on June 21, 2017 at 9:00 a.m. (Eastern Time), and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES For Against 1. Special Resolution to Continue the Corporation To consider and, if deemed advisable, adopting a special resolution, with or without variation, the full text of which is reproduced in Schedule “A” to the accompanying management circular, approving the continuance of the Corporation from the Business Corporations Act (Québec) to the Business Corporations Act (Ontario) (the “Continuance”), and in particular, (i) approving and confirming the new general by-laws of the Corporation and repealing by-law No. 2014-1 of the Corporation and the general by-laws of the Corporation, (ii) approving the articles of continuance (the “Articles of Continuance”); and (iii) empowering the board of directors of the Corporation (the “Board”) to determine the size of the Board within the minimum and maximum number of Fold directors provided for in the Articles of Continuance. Fold AGJQ 225913 AR0 01BQIC